UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

Transition Report on Form N-SAR For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Primus Telecommunications Group, Incorporated

Primus Telecommunications IHC, Inc.

Full Name of Registrant

    N/A

Former Name if Applicable

    7901 Jones Branch Drive, Suite 900

Address of Principal Executive Office (Street and Number)

    McLean, VA 22102

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 1 0-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009 cannot be filed on or prior to the prescribed March 31, 2009 due date without unreasonable effort and expense. On July 1, 2009, the reorganization of each of Primus Telecommunications Group, Incorporated, Primus Telecommunications Holding, Inc., Primus Telecommunications IHC, Inc. and Primus Telecommunications International, Inc. became effective by order of the United States Bankruptcy Court for the District of Delaware under chapter 11 of title 11 of the United States Code, 11 U.S.C. §§ 101 et seq., as amended (the “Reorganization”). In connection with the Reorganization, the Registrant has adopted fresh-start accounting in accordance with Accounting Standards Codification No. 852 (“Fresh-Start Accounting”). The Registrant did not have sufficient time to finalize its review and preparation of its Annual Report on Form 10-K (including audited financial statements) before the March 31, 2009 deadline in light of complexities surrounding application of Fresh-Start Accounting, including in particular tax matters associated with the Company’s Reorganization.

The Registrant will file the Annual Report on Form 10-K within 15 days of March 31, 2010.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Thomas R. Kloster	(703)	902-2800
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On March 4, 2010, the Registrant issued a press release announcing financial results for the quarter and year ended December 31, 2009. A copy of the press release was furnished as Exhibit 99.1 to the Registrant’s Current Report on Form 8-K dated March 4, 2010. The Registrant reported in such press release: (1) fourth quarter 2009 net revenue of $216.4 million, up from $203.3 million in the fourth quarter 2008; (2) full-year 2009 net revenue on a combined basis, without consideration of Fresh-Start Accounting (“Combined Basis”), of $815.6 million, compared to $895.9 million in 2008; (3) fourth quarter 2009 income from operations of $2.7 million, compared to income from operations of $6.7 million for the fourth quarter of 2008; (4) full-year 2009 income from operations on a Combined Basis of $31.1 million, compared to $38.8 million for 2008; and (5) an expectation to finalize reported results after the finalization of certain unresolved income tax matters.

Primus Telecommunications Group, Incorporated

Primus Telecommunications IHC, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

March 31, 2010	By:	/s/ Thomas R. Kloster
Thomas R. Kloster
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated March 4, 2010 (Incorporated by reference to the same exhibit number attached to the Current Report on Form 8-K filed with the SEC on March 4, 2010).